UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 26, 2012**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa		**50309-3023**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 26, 2012, Meredith Corporation issued a news release reporting earnings for the fourth fiscal quarter and fiscal year ended June 30, 2012. The related conference call script is attached as an exhibit.

Item 9.01 Financial Statements and Exhibits

 (c) Exhibits

  99 Conference call script of conversation with analysts on July 26, 2012, concerning news release of the same date which reported earnings for the fourth fiscal quarter and fiscal year ended June 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: July 26, 2012

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on July 26, 2012, concerning news release of the same date which reported earnings for the fourth fiscal quarter and fiscal year ended June 30, 2012.

Exhibit 99

MEREDITH CORPORATION
FISCAL 2012 THIRD QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell

Good morning and thanks everyone for joining us. We'll begin the call this morning with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Paul Karpowicz, President of our Local Media Group; and Tom Harty, President of our National Media Group.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy

Good morning everyone. I hope you have seen our news release issued earlier today that detailed our fiscal 2012 fourth quarter and full-year results. I'll start with a review of the business highlights and strategic accomplishments we delivered in both the fourth quarter and the full fiscal year.

Then Joe will discuss progress on our Total Shareholder Return strategy, and our outlook for the first quarter and full year fiscal 2013. Then we'll turn it over to questions.

FISCAL 2012 FOURTH QUARTER REVIEW

Looking briefly at our business highlights in the fourth quarter of fiscal 2012:

- **Total Company revenues increased by 6 percent and earnings per share grew 2 percent.**

- **Local Media Group revenues increased 9 percent.** Non-political advertising revenues rose 6 percent, and EBITDA margin grew to 40 percent in the quarter.

- **National Media Group revenues increased 5 percent** as our recent acquisitions boosted both advertising and circulation revenue.

- **Digital advertising revenues nearly doubled to a record high.** Total digital-related revenues accounted for about 10 percent of our total company revenues in the quarter.

- **Finally, our connection to the individual consumer continued to strengthen**. Meredith's television stations delivered strong ratings during the May sweeps period. In addition, our magazine readership and unique visitors to our Web sites each reached both record highs.

FISCAL 2012 FULL YEAR REVIEW

Stepping back to look at the full fiscal 2012, during the year we executed a series of well-defined strategic initiatives. These are designed to generate growth in revenues, operating profit and free cash flow, and increase shareholder value over time. We kept tight control on our expenses, which declined 3 percent, excluding recent the acquisitions.

We also faced challenges, including magazine advertising and performance at Meredith Xcelerated Marketing. I'll cover those in the operating group discussions in just a few moments.

Our fiscal 2012 key strategic initiatives included:

- **Implementation of our Total Shareholder Return (TSR) strategy**. And this initiative helped drive a significant increase in shareholder value since its launch.

- **The acquisition of Allrecipes.com, the world's largest digital food brand.** We are now the No. 1 digital food media company, and in the Top 3 in the important digital women's lifestyle category.

- **We launched a variety of new digital products,** including tablet editions of most of our national brands, and rapidly expanded our mobile platforms in both businesses**.** We now have 20 brands available in tablet forms across all major platforms, and approximately 50 mobile apps.

- **We purchased the EveryDay with Rachael Ray and FamilyFun brands.** These acquisitions helped grow our share of the U.S. magazine industry advertising revenues to nearly 12 percent.

- **We extended our very successful brand licensing arrangement with Walmart** for the Better Homes and Gardens line of products through 2016.

- **Finally, we expanded and monetized our Local Media Group video content.** We accomplished this through an increase in local news programming hours, along with more national video content creation and greater syndication.

As I've pointed out on earlier calls, we are aggressively executing a strategic plan designed to position Meredith for growth in shareholder value over time. We are implementing strategies that extend across all of our businesses, possess significant digital components, and capitalize on the broad content creation and marketing capabilities we possess. I'm now pleased to review our progress in more detail now, starting with our Local Media business.

LOCAL MEDIA GROUP

Our Local Media Group continued its strong performance throughout fiscal 2012. For example:

- **We delivered year-over-year growth** in non-political advertising revenues each quarter. That continues a streak that has now lasted three years. For the full year, non-political advertising revenues increased 6 percent.

- **We grew the other revenue category 25 percent,** mostly a result of our operation of Turner's Peachtree station in the Atlanta marketplace. Meredith Video Studios increased revenues nearly 30 percent, and our nationally syndicated *The Better Show* expanded its reach and was renewed for a sixth season.

- **We increased our digital presence** in the Local Media Group via relaunched station websites and the introduction of a wide variety of mobile apps. Most importantly, we monetized that growth, by increasing digital advertising revenues by more than 55 percent.

- **Our stations delivered excellent ratings** during the important sweeps measurement periods, which will help strengthen advertising rates for the upcoming fiscal year, as we head into a promising election cycle.

- **We accomplished all this in an efficient and cost-effective manner** as evidenced by a 3 percent decrease in expenses.

- **As a result of these accomplishments, the Local Media Group delivered operating profit of $89 million.** That even surpassed what we generated last year - a year that included $28 million more in political advertising revenues. Total fiscal year EBITDA margins grew nearly a full point to 36 percent - the best since fiscal 2007.

We anticipate a strong political advertising season, and expect to exceed the $24 million generated in fiscal 2009, the last Presidential election year. Nevada, Michigan, North Carolina and Missouri could be swing states; there are open Senate seats in Connecticut and Nevada; and incumbent Senators facing tough opponents in both Missouri and Massachusetts. Additionally, the races for governor in Missouri and Washington should be very competitive. And, of course, we expect additional monies from special interest groups as a result of the Citizens United ruling.

NATIONAL MEDIA GROUP

Now turning to our National Media Group, where we executed a number of strategic initiatives in fiscal 2012 that we believe position the Group for longer-term growth in revenue and operating profit. As examples:

- **We acquired Allrecipes.com,** doubling our digital audience and revenues. Allrecipes's clear leadership position is strengthening our digital reach and scale with consumers and advertisers alike. We are actively executing a strategic growth plan for Allrecipes. It includes enhancing Allrecipes' video and mobile content; broadening its social media and international presence; and generating additional consumer revenue.

- **We acquired the EveryDay with Rachael Ray and FamilyFun brands,** giving us greater scale in the important food and parenthood categories. Both are performing ahead of our initial expectations for revenue and operating profit.

- **We rapidly expanded our tablet and mobile platforms.** Our national brands now have more than 350,000 tablet customers interacting with 20 of our brands across 6 major digital newsstands. This includes our recent launch on Google Play, and a new unlimited offer with Next Issue Media for the iPad. Our goal is to transition approximately 2 percent of our guaranteed ratebase to tablet only issues each year going forward.

- **We extended our successful brand licensing arrangement with Walmart** for the Better Homes and Gardens line through 2016. Today there are more than 3,000 SKUs of Better Homes and Gardens branded products available at Walmart stores across the U.S.

- **Finally, we continued our efficiency initiatives - reducing expenses 3 percent**, before recent acquisitions.

As I mentioned earlier, the National Media Group faced a challenging advertising environment in fiscal 2012, even as our connection with consumers strengthened. Total advertising revenues declined 2 percent including recent acquisitions, and 8 percent excluding those acquisitions. Prescription drug advertising continued to be the biggest drag, accounting for half of the decline. This was due to popular prescription drugs coming off patent, and fewer new drugs coming to the marketplace.

On the positive side, the food category, our largest, progressively improved throughout the fiscal year. Also, the over-the-counter drug category was strong all fiscal year, finishing up 30 percent.

We are addressing the magazine advertising issue head-on. First and foremost, our newly acquired brands attract a younger audience, many of whom are sampling Meredith brands for the first time.

We have also initiated a multi-faceted magazine advertising improvement strategy:

- **We're playing to our strengths by increasing our emphasis on the important food category**. Today we aggregate nearly 20 percent of monthly magazine food advertising pages, making us clearly the No. 1 player in print. Add to that Allrecipes.com's leadership position in digital food advertising, and we can offer clients an unmatched reach to American women in grocery aisles across the country.

- **We continue to ramp initiatives to increase share in faster-growing categories** such as beauty, retail and financial.

- **We introduced the Meredith Sales Guarantee** in support of these category expansion initiatives. It demonstrates quantitatively - with real math and real data - that advertising in our titles effectively and - most importantly - efficiently increases retail sales. To date we have 13 participants, including brands from Johnson & Johnson, Kimberly-Clark and Tyson Foods. We recently expanded this program to include pharmaceutical company brands - directly addressing the weakness in that category as well.

- Finally, **we are placing a significant emphasis on bringing all of our media assets** for our corporate clients to bear to deliver more comprehensive programs for our clients. This includes print, digital, video, social, mobile, and of course, research and consumer insights.

As I said, we are very pleased with our growing consumer connection metrics. Our brands continue to resonate with consumers, as witnessed by record highs for both our magazine readership and monthly unique visitors to our digital properties. Additionally:

- We increased circulation revenues 9 percent including the recent acquisitions, and circulation revenue was up 2 percent excluding them.

- We tripled magazine subscription orders generated online to a record 3.2 million. That now represents about a quarter of our total annual subscription orders. This initiative is important because it lowers subscription acquisition costs, and increases up-sell opportunities at the digital checkout. Taken together, these factors help us realize an incremental $5 in operating profit per digital order over the average life of a subscription. And we haven't even really begun to leverage our large new audience from Allrecipes.com.

I'll close the National Media Group discussion this morning with a look at Meredith Xcelerated Marketing. As mentioned on previous calls, we have historically experienced a lag between an economic slowdown and when it impacts Meredith Xcelerated Marketing. This is due to the longer-term contractual nature of the business.

The good news is that Meredith Xcelerated Marketing renewed each of its 10 largest clients in fiscal 2012, but several were at a reduced scope, leading to a 15 percent decline in revenues for the fiscal year.

We are addressing Meredith Xcelerated Marketing's performance issues head-on as well:

- First, we **enhanced our go-to-market strategy** by realigning our portfolio of services under the new umbrella brand: Meredith Xcelerated Marketing.

- Next, we **lowered our cost structure**, allowing for some reinvestment in new talent.

- We **bolstered the senior leadership team** in the creative, sales and marketing, mobile and social, and key operational areas.

- We are putting **increased emphasis on our chief competitive strength,** which is branded content, mobile, social, and strategic analytics. Increasingly, Meredith Xcelerated Marketing is being sought after for its ability to produce trusted branded content. In fact, Forrester recently highlighted Meredith Xcelerated Marketing's ability to build the kind of relationships with consumers that our national media brands have done with their readers for many years.

- Finally, we are aggressively **expanding new business generation initiatives.** Our new business pipeline is very strong, perhaps the strongest I've seen in my experience with MXM. In fact, we've recently won several new major pieces of business.

In conclusion, we strongly believe Meredith Xcelerated Marketing can grow revenues at a double-digit rate annually over the longer-term, as it has over the last 10 years.

To summarize today's operating group discussion, we continue to execute a number of strategic initiatives designed to accelerate revenue growth and increase operating profit margins and cash flow over time. These include:

(1) Growing our connection to the consumer;

(2) Aggressively expanding our digital activities;

(3) Strengthening our core magazine and television businesses; and

(4) Extending our key brands and editorial capabilities to new products and services.

We have a strong commitment to our shareholders, and a history of returning a meaningful portion of our free cash flow to investors in the form of dividends and share repurchases. In fiscal 2012, we increased that commitment through the launch of our Total Shareholder Return strategy. Joe Ceryanec will now cover in more detail.

<u>Joe Ceryanec:</u>

Thanks, Steve. You may recall that when we announced our Total Shareholder Return strategy, it was the result of a very thoughtful and structured assessment. The premise is and continues to be - that because of our very strong cash flow - we could afford to increase the dividend and fund a new share buyback authorization. While at the same time we can reinvest in our businesses by pursuing strategic acquisitions to increase income and cash flow generation over the longer-term.

To remind everyone, key elements of our TSR strategy include:

- A 50 percent annual dividend increase to $1.53 from $1.02;

- A $100 million share repurchase program; and

- Ongoing strategic investments to grow our shareholder value over time.

As we look back after our first year, we've seen very positive results:

- Since we made the announcement on October 25 through the end of fiscal 2012 on June 30, our share price rose 28 percent. That compares to an 11 percent increase for the S&P 500.

- Our new, higher dividend of $1.53 per share annually created a yield that has consistently been around 5 percent or higher.

- We repurchased approximately 1 million shares of our stock during fiscal 2012, taking about 2 percent of our float off the table. And we did it at an average cost per share of approximately $27.55.

- **Thus, since we launched our TSR strategy, we calculate total returns of about 33 percent to our shareholders. That's a 28 percent increase in our stock price, and a 5 percent dividend yield.**

- And, as Steve detailed earlier, we made significant key strategic acquisitions and investments along the way.

So we are off to a great start, but our goal is to <u>consistently</u> deliver above-median to top-quartile Total Shareholder Return. We feel that the significant investments we made in fiscal 2012 provide us with a great runway to deliver strong returns in fiscal 2013 and beyond.

<u>OUTLOOK</u>

Now I'll provide our outlook for fiscal '13 and the first quarter.

We expect fiscal 2013 full year earnings per share will range from $2.60 to $2.95. Looking more closely at fiscal 2013:

- We continue to face limited visibility due to an ongoing uncertain domestic and international economic climate; the potential impact of the U.S. Presidential election; as well as other factors.

- We expect $25 to $30 million of political advertising revenues at our television stations, with the majority being booked in our second fiscal quarter.

We expect fiscal 2013 first quarter earnings will range from $0.50 to $0.55. Looking at the first quarter of fiscal 2013:

- National Media Group advertising revenues are expected to be up in the high-single digits including the recent acquisitions, and down in the high-single digits excluding those acquisitions.

- Local Media Group non-political advertising revenues are expected to be up in the low-single digits. We expect about a third of the total fiscal 2013 political advertising revenue will hit in the first fiscal quarter.

Now I'll turn it over to Steve for a few closing comments.

STEVE LACY

Thanks Joe.

A major theme running across all the initiatives discussed today is the steps we are taking to bring our expert editorial content to new and broader audiences across many different platforms. We are accomplishing this through both organic growth and strategic additions to our portfolio.

We continue to be highly confident in the strength and resilience of Meredith's diversified business model. We have demonstrated consistently over time our ability to generate significant and sustainable free cash flow by leveraging these strong brands. We have a long history of prudent capital stewardship, as well as our ongoing commitment to Total Shareholder Return.

Now we will be happy to answer your questions.